                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of March 2000

                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Enclosed is the earnings report of Cenargo International plc for its first fiscal quarter of 2000, ended December 31, 2000.

















































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











                    CENARGO INTERNATIONAL PLC
                        QUARTERLY REPORT
                        DECEMBER 31, 1999

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS

GENERAL

Cenargo, an English company, is a diversified international transportation group specialising in European freight and passenger ferry services, international ship owning and chartering, the movement of surface and airfreight and the management of freight logistics.

RESULTS OF OPERATIONS

Three months ended December 31, 1999 compared to three months ended December 31, 1998.

Operating Revenues

Operating revenues increased in the first quarter ended December 31, 1999 (the '1999 quarter') by $15.6 million to $41.9 million compared to $26.3 million in the first quarter ended December 31, 1998 (the '1998 quarter'). The increase comprises a $2.8 million decrease in charter hire revenues, a $16.6 million increase in ferry service revenues and a $1.8 million increase in logistics and other revenues. The increase in ferry service revenues was mainly due to the inclusion of Merchant Ferries' new Liverpool - Dublin RoPax service which commenced operation in late February 1999, and the inclusion of revenues from Norse Irish Ferries Limited ('NIF') acquired on October 1, 1999. Decrease in charter hire revenue represents the loss of charter hire previously generated by the Company's deepsea vessels disposed of in the 1998 quarter and the end of fiscal 1999. The increase in logistics and other revenue was due to the inclusion of revenue from Freightwatch Limited ('Freightwatch') acquired on March 2, 1999.

Operating Expenses

Vessel and other operating costs increased in the 1999 quarter by $10.1 million to $29.2 million compared to $19.1 million in the 1998 quarter, primarily as the result of the inclusion of NIF and Freightwatch results and the operating costs of the Liverpool - Dublin RoPax service in the 1999 quarter offset by decreased deepsea operating costs as a result of the vessels sold.

Depreciation for the 1999 quarter has increased by $0.9 million to $2.7 million compared to $1.8 million in the 1998 quarter, which represents depreciation on the two RoPax vessels delivered to the Company in September 1998 and January 1999, the ferry Mistral purchased by the Company in July 1999 together with depreciation on the assets and equipment of NIF in the 1999


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

quarter offset by the reduction of depreciation on deepsea vessels sold. Amortisation of dry-docking and special survey costs for the 1999 quarter increased by $0.3 million to $0.6 million compared to $0.3 million in the 1998 quarter due to increased amortisation of dry-docking on the vessels acquired, offset by reduced amortisation of deep sea vessels sold. Goodwill amortisation increased in the 1999 quarter by $0.4 million to $0.4 million as a result of amortisation of goodwill on the acquisition of NIF acquired October 1, 1999.

General administrative expenses for the 1999 quarter increased by $0.4 million to $3.8 million compared to $3.4 million in the 1998 quarter primarily due to the inclusion of Freightwatch and NIF costs in the 1999 quarter.

Foreign exchange loss for the 1999 quarter has increased by $1.3 million to $1.0 million compared to a gain of $0.3 million in the 1998 quarter. The majority of the losses represents unrealised non-cash losses on re-translation of monetary sterling-based assets and liabilities within the US Dollar-reporting subsidiary companies.

Primarily as a result of these developments, the total operating expenses increased by $13.4 million to $37.8 million for the 1999 quarter compared to $24.4 million for the 1998 quarter.

Net Operating Income

As a result of the foregoing factors, net operating income increased by $2.2 million to $4.2 million for the 1999 quarter compared to $2 million for the 1998 quarter.

Other Income/Expenses

Interest income decreased by $1.0 million to $0.3 million for the 1999 quarter compared to $1.3 million for the 1998 quarter. In the 1998 quarter the majority of interest income was attributable to cash deposits from the proceeds of the sale of vessels which were largely disbursed in July and October 1999 on the purchase of vessels and on October 1, 1999 on the acquisition of NIF and Eaglescliffe.

Interest expense increased by $0.1 million to $5.1 million for the 1999 quarter compared to $5.0 million for the 1998 quarter. The breakage costs on termination of capital leases in the 1999 quarter relates to the termination of capital leases for the vessels River Lune and Saga Moon which were purchased by the Company in October 1999 from escrowed funds.

Net Income (loss)

As a result of the foregoing, net income decreased by $1.9 million to a net loss of $1.7 million for the 1999 quarter compared to net income of $0.2 million for the 1998 quarter. EBITDA generated was $8.1 million for the 1999 quarter compared to $6.1 million for the 1998 quarter.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders' equity at December 31, 1999 was $43.7 million compared to $53.6 million at December 31, 1998. The decrease of $9.9 million is represented by a net loss for the twelve months of $9.8 million and a cumulative translation adjustment of $0.1 million on translation of sterling-based subsidiary companies.

Long term debt at December 31, 1999 consists of $172.7 million of 9-3/4% First Priority Ship Mortgage Notes ("Notes") and $68.3 million currently drawn down from a $85 million facility to finance building contracts for two further RoPax vessel newbuildings together with other secured debt and obligations under capital leases.

At December 31, 1999 the Company had cash and cash equivalents of $7.8 million compared with $104.5 million at December 31, 1998. Cash and cash equivalents decreased by $96.7 million primarily as a result of the acquisition of NIF, the vessels Mistral, Saga Moon and River Lune, the purchase of Eaglescliffe, the delivery instalment paid on delivery of the RoPax vessel newbuilding in January 1999 and funding an increase in trade accounts receivable primarily as a result of the Company's new Liverpool - Dublin RoPax ferry service. The Company's free cash at December 31, 1999 was $7.2 million, after taking into account the semi-annual interest payment on the Notes of $8.5 million in December 1999.

SEGMENT ANALYSIS

Irish Sea

Regarding the Irish Sea, the quarter includes the results of NIF for the first time. NIF was acquired on 1 October 1999 and is operated between Liverpool and Belfast with two chartered-in
RoPax vessels.

All the Company's four services on the Irish Sea performed very
strongly during the quarter.   Trade was very strong pre-
Christmas and the millennium, and consequently all the services had strong carryings despite very heavy gales particularly during November which adversely affected the reliability of the two RoRo services. The two RoPax services performed very well mainly due to the greater size and power of the vessels concerned.

The ETU's (equivalent trailer units) carried during the quarter were as follows:

    Liverpool - Belfast      31643
    Liverpool - Dublin       25608
    Heysham  - Belfast       32088
    Heysham - Dublin         14743

The new berth in Dublin should be completed by the end of March
2000.   This will bring significant benefit to the Heysham-Dublin
service as the new berth will mean that this service can arrive in Dublin at 0600 hrs. This was the schedule previously maintained by the service until the Company started the Liverpool Dublin service which took this prime slot forcing the Heysham
Dublin service to berth post 0930 hrs.   Commercially the 0930
hrs arrival is not liked by customers as the trailers are arriving too late. The new berth should allow the Company to attract business lost to other operators and also enable the Company to charge 'A' tariffs again rather than the lower 'B' tariffs which the Company had to accept to retain business.

The new river berth in Liverpool should be completed by end of the first quarter 2000.

The second quarter 2000 has started very slowly mainly due to overstocking by business pre-Christmas and the millennium. There
were also severe gales throughout the month.   February has been
much stronger and back in line with budget.

The Company has introduced rate increases for all its customers. Generally speaking these have been accepted without too much loss
of business.   The Company expects the overall increase to be
approximately 3%. The full benefit of this has been adversely affected by the weakness of the Euro. Much of the revenues on the two Dublin services are collected in Euros, which has continued to weaken against Sterling and the US Dollar. The Company estimates that the monthly shortfall of revenues because of the weakness of the Euro to be approximately $0.1 million.

The Company is concentrating on rationalising costs in its Irish Services following the acquisition of NIF. Annualised overhead savings of approximately $0.5 million have already been achieved. The Company is now examining the purchase of the two chartered in RoPax vessels currently operated on the Norse Irish service. The potential savings from owning these two vessels compared to paying their current chartered in rate are substantial.

Logistics

Eaglescliffe was purchased in October 1999.   The Company has
been actively seeking long term contracts for the site with some
success.   A contract has recently been won from Rothman for the
storage and distribution of finished products.  To date the
Company has only handled packaging materials for Rothman.   This
marks a major boost for the site emphasising the high security
maintained there.   A five year contract has also recently been
won from Virgin Vie, the Virgin cosmetics company, for pick, pack
and distribution of their products.   This contract is the first
the Company has won in this area and will hopefully lead to other similar business from internet suppliers looking for similar pick, pack and distribution services from a central storage base in the UK.

Ferrimaroc

Ferrimaroc, the passenger, car and freight service operated by the Company between Southern Spain and Eastern Morocco, has had its usual quiet quarter post summer. Results are in line with budget. The Company is facing more intense competition in the future following the start up of a new joint service on the route by Limadet (Moroccan), Trasmediterranea (Spanish) and Comarit (Moroccan). The Company has not yet been able to reach any
agreement with the new joint service.   During the quarter the
service carried passengers and cars, which approximated a 38% market share.

Head Office

Head office EBITDA of $1.4 million comprises $0.7 million head office costs and $0.7 million unrealised foreign exchange loss following translation of the Company's Sterling accounts into US
Dollars.

New Vessels

The third new RoPax vessel was delivered from the Spanish yard on
9 March 2000.   The government partial court settlement due on
delivery of the ship has been received.   The vessel has been
time chartered to Norfolk Line (part of Maersk) for 18 months,
with two further nine-month options.   The ship is to go onto a
new cross channel service being started by Norfolk Line between
Dover and Dunkerque.   Norfolk Line has expressed interest in
time chartering the fourth vessel which will be delivered in June
2000.

YEAR 2000 COMPUTER PROBLEM

The Company announced prior to December 31, 1999 that the tasks identified in its Year 2000 program had been completed and that, as a result, all reasonable steps have been taken to achieve Year 2000 readiness. No significant disruption to the Company's business occurred on the date change roll over to January 1, 2000.

The overall objective of its Year 2000 program is to minimise the chance of disruption to the services the Company provides to its customers up to, during and after the turn of the millennium. For the Company systems, equipment and services obtained from third parties we have sought and received details of Year 2000 compliance from those parties and where appropriate obtained details of testing and work done. Risks that the Company deemed particularly crucial to business processes resulted in its own testing of the relevant systems and equipment. The Company intends to take appropriate further action including re-testing of its systems and rechecking of its contingency plans during of 2000.

The completion of its program helped the Company to confirm that it believed that an acceptable state of readiness had been reached for the turn of the millennium. But, given the complexity of the problem it is not possible for any organisation to guarantee that no Year 2000 problem will remain because at least some level of failure may still occur.

EUROPEAN MONETARY UNION - EURO

On January 1, 1999, the eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

Although the United Kingdom is currently not participating in the Euro, the Company's businesses trade extensively within the Euro
Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available. Based on current information the Company does not expect that Euro


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

conversion will have a material adverse affect on its business or financial condition.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in Section 21E of the Securities Act 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to multi-purpose vessel charters and Irish sea freight ferry volumes and rates, logistics and cash. The following factors are among those that could cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the Company's Mediterranean service.


































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

           Unaudited Consolidated Statements of Income

           Three Months Ended December 31, 1999, 1998
                     (Expressed in US $000)

                                             1999          1998

Operating revenues
Charterhire income                            -          2,945
Ferry service income (Note 3b)            35,744        19,123
Logistics and other income                 6,242         4,452
Brokers' commission                           -           (133)
                                    _____________ _____________
                                          41,986        26,387
                                    _____________ _____________

Operating expenses
Vessel and other operating costs          29,251        19,145
Depreciation                               2,753         1,822
Amortisation of drydocking                   557           320
Goodwill amortisation                        452            23
General and administrative exps            3,802         3,399
Foreign exchange (gain) loss                 969          (305)
                                    _____________ _____________
                                          37,784        24,404
                                    _____________ _____________

Operating income                           4,202         1,983

Other income (expense)
Interest income                              266         1,260
Interest expense                          (5,080)       (5,031)
Breakage costs on termination
 of capital leases                        (1,236)            -
Gain on disposal of assets                   133         2,004
                                    _____________ _____________
                                          (5,917)       (1,767)
                                    _____________ _____________


Income (loss) before income taxes         (1,715)          216
Income taxes                                 450           195
Minority Interests                           (19)          (39)
                                    _____________ _____________
Net income (loss)                         (1,284)          372
                                    _____________ _____________

Additional financial information
EBITDA (note 4)                            8,097         6,152




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

EBITDA to interest expense,
 net (excluding finance lease
 breakage costs)                            1.7x          1.6x


See accompanying notes to unaudited consolidated financial statements

              Unaudited Consolidated Balance Sheets

                  As of December 31, 1999, 1998
                      (Expressed in US$000)

                                             1999          1998
Assets
Current assets
Cash and cash equivalents                   7,186        33,763
Cash held in escrow and blocked deposits      590        70,669
Trade accounts receivable                  30,217        17,697
Other receivables                           2,397         3,678
Due from joint ventures                       132           455
Inventories                                 1,854         1,077
Prepaid expenses and accrued income         6,071         3,043
                                    _____________ _____________
                                           48,447       130,382

Land and buildings                         18,704        12,641
Vessels and equipment                     142,719        92,139
Vessels under construction                 71,235        85,665
Loans to joint ventures                     4,083         4,039
Other investments                             565           584
Goodwill, net                              30,933         1,368
Deferred charges, net                       8,168         7,271
Pension fund debtor                         5,385         5,101
                                    _____________ _____________
Total assets                              330,239       339,190
                                    _____________ _____________

Liabilities and shareholders' equity
Current liabilities
Current maturities of long-term debt        1,587         2,241
Capital lease obligations                     593         3,300
Trade accounts payable                      9,753        10,921
Accrued expenses                            4,823         3,204
Accrued interest - ship mortgage notes        710           710
Other creditors                             4,703         2,343
                                    _____________ _____________
                                           22,169        22,719
                                    _____________ _____________

Long-term liabilities
Long-term debt                             73,917        58,028
Ship mortgage notes                       172,687       172,415
Capital lease obligations                   3,172        14,620
Other creditors                             1,993         1,913
Deferred taxation                          12,650        15,857
Total liabilities                   _____________ _____________
                                          286,588       285,552
                                    _____________ _____________


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

Shareholders' equity
Share capital                                  21            21
Accumulated other comprehensive income:
   cumulative translation adjustment          184           312
Retained earnings                          43,446        53,305
                                    _____________ _____________
Total shareholders' equity                 43,651        53,638
                                    _____________ _____________

Total liabilities and
  shareholders' equity                    330,239       339,190
                                    _____________ _____________


See accompanying notes to unaudited consolidated financial statements





































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

         Unaudited Consolidated Statements of Cash Flows

           Three Months Ended December 31, 1999, 1998
                      (Expressed in US$000)

                                             1999          1998
Operating Activities
Net income (loss)                         (1,284)          372
Amortisation of drydocking and
  deferred charges                           768           443
Amortisation of ship mortgage
  notes discount                              68            70
Depreciation                               2,753         1,822
(Gain) loss on disposition of
  fixed assets                              (133)       (2,004)
Foreign exchange (gain) loss                (387)       (1,304)
Goodwill amortisation                        452            23
(Increase) decrease in pension debtor        (54)           35
(Increase) decrease in trade debtors        (101)         (450)
(Increase) decrease in other debtors       3,231         2,214
(Increase) decrease in stock                 (58)          727
(Increase) decrease in prepayments
  and accrued income                      (5,211)          859
Increase (decrease) in trade creditors        158         (234)
Increase (decrease) in other creditors        519       (9,485)
Increase (decrease) in accrued expenses      (8,013)    (8,135)
Increase (decrease) in deferred
  tax liability                             (450)         (196)
                                    _____________ _____________

Net cash (used) in operating activities   (7,742)     ( 15,243)
                                    _____________ _____________

Investing activities
Additions to vessels and equipment          (410)            -
Additions to vessels under construction   (8,550)       (8,550)
Additions to land and buildings           (6,000)            -
Purchase of subsidiary companies,
  net of cash acquired                   (34,732)         (259)
Proceeds from sale of capital assets         133         66,550
                                    _____________ _____________
                                         (49,559)        57,741
                                    _____________ _____________
Financing activities
Proceeds from long-term debt               8,550         8,550
Repayment of long-term debt                  (73)            -
Due to joint ventures                        451         1,587
Repayments of capital leases             (12,994)       (1,074)
Proceeds from capital leases                   -             -
Deferred charges paid                       (184)          (68)
                                    _____________ _____________


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

                                          (4,250)         8,995
                                    _____________ _____________

Net increase (decrease) in cash
  and cash equivalents                   (61,551)       51,493
Cash and cash equivalents at
  beginning of period                     69,327        52,939
                                    _____________ _____________
Cash and cash equivalents at end
  of period                                7,776       104,432
                                    _____________ _____________


See accompanying notes to unaudited consolidated financial statements






































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

      Notes to Unaudited Consolidated Financial Statements

                     December 31, 1999, 1998


1.  Interim accounting policy

    In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the three months ended December 31, 1999 and 1998. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the three months ended December 31, 1999 and 1998 are not necessarily indicative of what operating results may be for the full year.

2.  Changes in shareholder's equity

                                  Cumulative   Ordinary
                                  translation     share  Retained
                                  adjustment    capital  earnings

Balance at September 30, 1998     $     384    $     21  $ 52,933

Net income (loss)                      (72)           -       372
                                  _________    ________  ________
Balance at December 31, 1998      $     317    $     21  $ 53,305
                                  =========    ========  ========


Balance at September 30, 1998     $     428    $     21  $ 44,730

Net income (loss)                     (244)           -  (1,284)
                                  _________    ________  ________

Balance at December 31, 1999      $     184    $     21  $ 43,446
                                  =========    ========  ========






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

3.  Contingent liabilities and assets

    (a) The Company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the Company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

    (b) The Company has entered a claim for damaged in the amount of Spanish Pesetas 3,800,000 ($25.5 million) against Ministeria de Comunicaciones, Transportes y Medio Ambiente now Ministreria De Fomento relating to the company being prevented from operating a ferry service between Spain and Morocco. The Company is actively pursuing the case. The Company has an agreement with the Spanish government that one billion pesetas will be paid on each of the deliveries of RoPax three and four as partial settlement of this claim.

4.  Segment Information

    The Company has adopted FASB Statement No. 131, "Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in four operating segments: International Shipowning and Operating, Irish Sea Ferries, Ferrimaroc and Logistics and Other Activities. The International Shipowning and Operating segment includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

    The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortisation of dry-docking and special survey costs, amortisation of goodwill, gain or loss from joint ventures and minority interest.

    Certain financial information is presented below: amounts are in thousands of US Dollars.

                         International
                          Shipowning   Irish Sea            Logistics
                        and Chartering  Ferries Ferrimaroc  and Other   Total

    Three Months to December 31, 1999
    Revenue                           -   33,809      1,935      6,242  41,986
    EBITDA                      (1,422)    9,775      (543)        287   8,097
    Tangible assets              11,745  195,541     16,672      8,698 232,656
    Capital expenditures              -    8,550          -      6,410  14,960

    Three months to December 31, 1998
    Revenue                       2,812   17,112      2,011      4,452  26,387
    EBITDA                        1,881    5,721    (1,239)      (211)   6,152
    Tangible assets              29,492  156,738      3,033      1,182 190,445
    Capital expenditures              -    8,550          -          -   8,550


    EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of US Dollars:


                                Three months Ended December 31
                                          1999            1998

    EBITDA                               8,097           6,152
    Reconciling items:
    Depreciation                       (2,753)         (1,822)
    Amortisation of goodwill             (452)            (23)
    Amortisation of drydocking           (557)           (320)
    Net interest expense               (6,050)         (3,771)
                                ______________ _______________
    (Loss) income before income taxes  (1,715)             216
                                ______________ _______________

                 FLEET LIST AT DECEMBER 31, 1999


                                                         Year
Vessel Name          Vessel Type Capacity          Built Flag


MERCHANT BRAVERY   C RoRo        40 cars            1978 Bahamas
                                 100 trailer units

MERCHANT BRILLIANT C RoRo        40 cars            1979 Bahamas
                                 100 trailer units

MERCHANT VENTURE   C RoRo        55 trailer units   1979 British (Isle of
                                                         Man)

RIVER LUNE         C RoRo        49 cars            1983 Bahamas
                                 93 trailer units

SAGA MOON          C RoRo        50 cars            1984 British (Gibraltar)
                                 72 trailer units

SPHEROID             RoRo        53 trailer units   1971 British (Isle of
                                                         Man)

MISTRAL            C Passenger/  2,386 passengers   1981 Bahamas
                     Car Ferry   700 cars

SCIROCCO           C Passenger/  1,315 passengers   1974 Bahamas
                     Car Ferry   296 cars
                                 30 trailer units

DAWN MERCHANT      C RoPax       250 passengers     1998 British (Isle of
                                 136 trailer units       Man)

BRAVE MERCHANT     C RoPax       250 passengers     1999 British (Isle of
                                 136 trailer units       Man)

NORTHERN MERCHANT*   RoPax       250 passengers     2000 British
                                 136 trailer units

HULL 290             RoPax       250 passengers expected Bahamas
                                 136 trailer units  2000

LAGAN VIKING**       RoPax       330 passengers     1997 Italian
                                 180 trailer units

MERSEY VIKING**      RoPax       330 passengers     1997 Italian
                                 180 trailer units




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

C    Collateral vessel securing 9-3/4% Ship Mortgage Notes
*    Operated under an operating lease.
**   Operated under time charters expiring in September 2001 and January 2002

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       CENARGO INTERNATIONAL PLC
                                       (registrant)




Dated:  March 14, 2000            By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































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